

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

May 25, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of POST HOLDINGS PARTNERING CORPORATION, under the Exchange Act of 1934:

- Units, each consisting of one share of Series A common stock, $0.0001 par value per share, and one-third of one redeemable warrant
- Shares of Series A common stock included as part of the Units
- Redeemable warrants included as part of the Units, each whole warrant exercisable for one share of Series A common stock at an exercise price of $11.50

Sincerely,

An Intercontinental Exchange Company